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                             October 26, 2023

       Kathleen Brennan de Jesus
       Senior Attorney
       Edison International
       2244 Walnut Grove Avenue (P.O. Box 800)
       Rosemead, California 91770

                                                        Re: Edison
International
                                                            Schedule TO-I/A
filed October 25, 2023
                                                            File No. 005-41447

       Dear Kathleen Brennan de Jesus:

              We have reviewed your October 25, 2023 response to our comment letter and your amended filing and have the following additional comment. Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 20, 2023 letter.

       Schedule TO-I/A filed October 25, 2023; Offer to Purchase

       Important, page i

   1. We note your response to prior comment 1 and your revised disclosure that "the Company intends to issue new
securities that will be assigned a similar amount of equity content as is assigned to any
repurchased securities in order to maintain the Company   s balance sheet
                                                        strength." Please
expand your response to describe any planned issuances of securities, with a view to
explaining more specifically (beyond "maintaining the balance sheet") why the Company is
repurchasing these securities with the intent to issue "a similar amount of equity content"
thereafter. Refer to paragraphs (a) and (c) of Item 1006 of Regulation M-
                                                        A.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kathleen Brennan de Jesus
Edison International
October 26, 2023
Page 2




      Please direct any questions to Brian Soares at 202-551-3690 or David Plattner at 202-
551-5094.



FirstName LastNameKathleen Brennan de Jesus               Sincerely,
Comapany NameEdison International
                                                          Division of
Corporation Finance
October 26, 2023 Page 2                                   Office of Mergers &
Acquisitions
FirstName LastName